

## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

October 21, 2015

<u>Via E-mail</u>
Paul Vanderslice
President
Citigroup Commercial Mortgage Securities Inc.
390 Greenwich Street
New York, New York 10013

> **Re: Citigroup Commercial Mortgage Securities Inc.**
> **Registration Statement on Form SF-3**
> **Filed September 25, 2015**
> **File No. 333-207132**

Dear Mr. Vanderslice:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please provide us with your legal analysis why you have not qualified the pooling and servicing agreement under the Trust Indenture Act (TIA), including how you believe these certificates differ from asset-backed securities issued in the form of notes, which

are subject to the TIA.  Please also confirm that you understand that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement).  See TIA Section 309(a).

Cover Page of the Form of Prospectus

3.　　Please revise your reference here to "prospectus supplement" to refer to the "prospectus." Refer to Section V.D.1. of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (the "2014 ABS Adopting Release") and General Instruction IV of Form SF-3.

4.　　We note your statement here that "[c]redit enhancement will be provided [solely] by certain classes of subordinate certificates" and your placeholder to identify other credit enhancement, if applicable.  However, your disclosure on page 32 states that "[o]ther than the subordination of certain classes of certificates… no other form of credit enhancement will be available."  Please reconcile these statements.

5.　　We note your bracketed disclosure on page 343 regarding a possible derivatives instrument.  Please include a placeholder on the cover page of the prospectus for a brief description of the derivatives instrument and the identity of the swap counterparty.  Refer to Item 1102(h) of Regulation AB.

Important Notice Regarding the Offered Certificates, page 6

6.　　We note your disclaimers under this heading.  In particular, we note your statement that "a contract of sale will come into being no sooner than the date on which the relevant class of offered certificates has been priced and the underwriters have confirmed the allocation of offered certificates to be made to investors."  This statement appears to be inconsistent with the Securities Act definition of sale, including the Commission's interpretation of that definition in the context of a contract of sale.  In the Securities Offering Reform Adopting Release, the Commission noted that "a contract of sale under the federal securities laws can occur before there is an unconditional bilateral contract under state law, for example when a purchaser has taken all actions necessary to be bound but a seller's obligations remain conditional under state law."  The Commission further noted in that release that "contracts for sales of securities may not contain provisions that operate to waive a purchaser's substantive rights under the federal securities laws.  For example, conditional contracts that bind the purchaser at an earlier date but provide that no contract of sale occurs until the final prospectus is provided would not be consistent with the definition of sale under the Securities Act nor the anti-waiver provisions of Securities Act Section 14."  See Section IV of the Securities Offering Reform Adopting Release (Release No. 33-8591).  We also note your statement that "[t]his prospectus is being provided to you for information purposes only in response to your specific request."  These disclaimers are not appropriate in a registration statement or in any offering materials.  Accordingly, please remove the four paragraphs under this heading in the registration statement and confirm that all offering materials will comply with the offering rules under the Securities Act, including Securities Act Rule 164 for any free writing prospectus.  In addition, to the extent that your plan of distribution contemplates that the offering will be conducted in a manner that is not consistent with the anti-waiver provisions of Section 14 and the Commission's interpretations of when a sale occurs, please conform the disclosures throughout the registration statement to eliminate such provisions, if necessary.

Important Notice about Information Presented in This Prospectus, page 7

7. We note your bold, capitalized disclosure on page 8 with respect to interest-only certificates.  Please advise whether this is a risk factor and, if it is a risk factor, please move this disclosure to the risk factor section.  In the alternative, please tell us why disclosure of particular risks associated with interest-only certificates warrants heightened prominence.

Summary of Terms

Relevant Parties – Significant Obligors, page 22, and Description of the Mortgage Pool – Significant Obligors, page 195

8. We note that you contemplate including any obligor, property or lessee representing 10% or more of the asset pool as a significant obligor.  Please confirm that you will also include any group of affiliated obligors, related properties or affiliated lessees relating to any pool asset or group of pool assets as a significant obligor.  Refer to Item 1101(k) of Regulation AB.

Description of the Mortgage Pool, page 140

9. We are unable to locate delinquency and loss information for the asset pool, including statistical information regarding delinquencies and losses.  Please revise to provide this information.  Refer to Items 1100(b) and 1111(c) of Regulation AB.

Transaction Parties

The Sponsors and the Mortgage Loan Sellers – Citigroup Global Markets Realty Corp. – Review of CGMRC Mortgage Loans, page 199

10. We note your statement that third parties will assist in the review of the assets.  Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions

of any third-party due diligence report you or the underwriter have obtained.  See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

The Trustee, page 205

11.    We note your statement that "[n]one of the Depositor, the underwriters, the Master Servicer, the Special Servicer, the Operating Advisor, the Certificate Administrator, the Sponsors or any of their affiliates takes any responsibility for this information or makes any representation or warranty as to its accuracy or completeness."   A disclaimer of liability for material information provided by the depositor or underwriters or any of their affiliates is not appropriate.  Please delete the disclaimer here, and delete any other similar disclaimers in the prospectus.

[Credit Risk Retention], page 212

12.    Please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found.  Refer to Rules 4(c)(1)(ii) and 4(c)(2)(ii) of Regulation RR (17 CFR Part 246).

13.    Please confirm that you will file the certification relating to qualifying CRE loans if you intend to use the exemption under the risk retention rules.  Refer to Rule 17(a)(10) of Regulation RR.

The Mortgage Loan Purchase Agreements

Representations and Warranties, page 254

14.    Please confirm that there is no material risk that a sponsor's ability to comply with the repurchase or replacement provisions for breaches of representations and warranties in the transaction agreements could have a material impact on the asset-backed securities or pool performance.  Refer to Item 1104(f) of Regulation AB.

Annexes

15.    We note in parts of the form of prospectus that you will provide certain information in Annex A; however, Annex A lacks any bracketed disclosure regarding the certain characteristics of the mortgage loans and mortgage properties that will be provided.  In your next amendment, please include bracketed disclosure about the information that will be included in Annex A.

Part II – Information Not Required in Prospectus

Item 13.  Indemnification of Directors and Officers, page II-2

16.     Please delete your reference here to "prospectus supplement."  Refer to Section V.D.1. of the 2014 ABS Adopting Release and General Instruction IV of Form SF-3.

Item 14.  Exhibits, page II-4 and Exhibit Index

17.     Please file the legal and tax opinions with your next amendment.  If you are not in a position to file them with the next amendment, please provide draft copies for our review.

18.     Please be advised that EDGAR is now accepting the filing of the form of certification for shelf offerings of asset-backed securities as Exhibit 36.  Please refile Exhibit 99.36 as Exhibit 36.1 with your next amendment.


        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Hughes Bates at (202) 551-3731 or me at (202) 551-3262 if you have any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc:     Janet A. Barbiere, Esq.
        Orrick, Herrington & Sutcliffe LLP

        William C. Cullen, Esq.
        Orrick, Herrington & Sutcliffe LLP